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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

KEWAUNEE SCIENTIFIC CORPORATION

(Name of Issuer)

Common Stock, $2.50 Par Value

(Title of Class of Securities)

492854104

(CUSIP Number)

C. Robton Perelli-Minetti, Esq., Albert, Ward & Johsnon, PC, 125 Mason
Street, Greenwich, CT 06830  (203) 661-8600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 1999

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 492854104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Ernst Ohnell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	............................................................................. .............................................................
	(b)X	............................................................................. .............................................................

3.	SEC Use Only ................................................................................ ...........................................

4.
Source of Funds (See Instructions) .Personal Funds.....................................................PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization United States of America ................................................................................ .........

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power ...........112,700.............................................................. .................................

	8.	Shared Voting Power ......0 See Item 5 ................................................................................ ................

	9.	Sole Dispositive Power...........112,700......................................................... ................................

	10.	Shared Dispositive Power .... 0 See Item 5 ........................................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person ..112,700...........................................

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .....X......

13.	Percent of Class Represented by Amount in Row (11) ........4.606%......................................................

14.

Type of Reporting Person (See Instructions)

Ernst Ohnell ................................................................................ ...................... IN

............................................................................. ................................................................................ ..

............................................................................. ................................................................................ ..

............................................................................. ................................................................................ ..

............................................................................. ................................................................................ ..

Instructions for Cover Page
(1)

Names and I.R.S. Identification Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2)

If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)	The 3rd row is for SEC internal use; please leave blank.

CUSIP No. 492854104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Patricia R Ohnell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	............................................................................. .............................................................
	(b)X	............................................................................. .............................................................

3.	SEC Use Only ................................................................................ ...........................................

4.
Source of Funds (See Instructions) .Personal Funds.....................................................PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization United States of America ................................................................................ .........

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power ...........19,000............................................................... ................................

	8.	Shared Voting Power ......0 See Item 5 ................................................................................ ..............

	9.	Sole Dispositive Power...........19,000.......................................................... ...............................

	10.	Shared Dispositive Power .... 0 See Item 5 ........................................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person ..19,000...........................................

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .....X......

13.	Percent of Class Represented by Amount in Row (11) ........0.776%......................................................

14.

Type of Reporting Person (See Instructions)

Patricia R. Ohnell ................................................................................ ...................... IN

............................................................................. ................................................................................ ..

............................................................................. ................................................................................ ..

............................................................................. ................................................................................ ..

............................................................................. ................................................................................ ..

Instructions for Cover Page
(1)

Names and I.R.S. Identification Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2)

If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)	The 3rd row is for SEC internal use; please leave blank.

1. Security and Issuer

This Statement on Schedule 13D relates to the Common Stock, $2.50 par value ("Common Stock") of KEWAUNEE SCIENTIFIC CORPORATION, a Delaware corporation (the "Corporation"), whose principal executive offices are located at 2700 W. Front Street, Statesville, NC 28677.

2. Identity and Background

Ernst Ohnell

    Name: Ernst Ohnell
    Residence: 75 Khakum Wood Road
    Greenwich, CT 06831
    Principle Occupation: Owner
    Ohnell Capital Inc.
    2 Sound View Dr.
    Suite 100
    Greenwich CT 06830
    Mr. Ohnell has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanor).
    Mr. Ohnell has not, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction, as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
    United States

Patricia R. Ohnell:

    Name: Patricia R. Ohnell
    Residence: 75 Khakum Wood Road
    Greenwich, CT 06831
    Principal Occupation: Housewife; Volunteer
    Mrs. Ohnell has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanor).
    Mrs. Ohnell has not, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction, as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
    United States

3. Source and Amount of Funds or Other Consideration

Grand Total for All Persons 131,700 Shares $ 1,224,434.31

Since 1994, but primarily in 1998 and 1999, Ernst Ohnell has purchased a total of 112,700 shares of Common Stock of the Issuer for an aggregate purchase price of $1,029,536.06. In the past six months, Patricia R. Ohnell has purchase a total of 19,000 shares of Common Stock of the Issuer for an aggregate purchase price of $194,898.25

All purchases were made with personal funds; no part of the funds used to purchase the Common Stock described herein was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities described herein.

Item 4. Purpose of Transaction.

The purpose of each of the Reporting Persons described in this Schedule 13D in acquiring the Common Stock of the Issuer is for investment. Subject to prevailing conditions, and each of Ernst Ohnell's and Patricia Ohnell's independent evaluation of various factors including, without limitation, price and availability of the Shares, either or both of Ernst Ohnell and Patricia Ohnell may purchase additional Shares from time to time in the open market, in privately negotiated transactions or otherwise.

Depending upon prevailing conditions and each of Ernst Ohnell's and Patricia Ohnell's, independent evaluation of the factors described above, either or both of Ernst Ohnell, and Patricia Ohnell independently could also determine to sell, in the open market, in privately negotiated transactions or otherwise, all or part of his or her, as the case may be, investment in the Issuer.

Except as described above, none of the Reporting Persons described in this Schedule 13D have any plans or proposals which relate to or would result in any of the items enumerated in (a) through (j) of the Instructions to this Item 4 of Schedule 13D.

Item 5. Interest in the Securities of the Issuer

(a) Ernst Ohnell directly owns 112,700 shares of Common Stock of the Issuer representing approximately 4.606% of the shares issued and outstanding (based upon the number of Shares outstanding on August 27, 1999, as disclosed in the Issuer's Quarterly Report on Form 10Q for the quarter ended July 31, 1999.). Mr. Ohnell may be deemed to beneficially own an additional 19,000 shares of Common Stock of the Issuer representing approximately 0.776% of the shares issued and outstanding (based upon the number of Shares outstanding on August 27, 1999, as disclosed in the Issuer's Quarterly Report on Form 10Q for the quarter ended July 31, 1999) owned by Patricia R. Ohnell, his wife.

Thus, Mr. Ohnell may be deemed to beneficially own 131,700 shares of Common Stock of the Issuer, representing approximately 5.38% of the shares issued and outstanding (based upon the number of Shares outstanding on August 27, 1999, as disclosed in the Issuer's Quarterly Report on Form 10Q for the quarter ended July 31, 1999.)

Mr. Ohnell expressly disclaims beneficial ownership of the shares of Common Stock of the Issuer owned by Patricia R. Ohnell.

Patricia R. Ohnell owns directly 19,000 shares of the Common Stock of the Issuer representing approximately 0.776% of the shares issued and outstanding (based upon the number of Shares outstanding on August 27, 1999, as disclosed in the Issuer's Quarterly Report on Form 10Q for the quarter ended July 31, 1999.) Patricia R. Ohnell may be deemed to beneficially own an additional 112,700 shares of Common Stock of the Issuer representing approximately 4.606% of the shares issued and outstanding (based upon the number of Shares outstanding on August 27, 1999, as disclosed in the Issuer's Quarterly Report on Form 10Q for the quarter ended July 31, 1999) owned by Ernst Ohnell, her husband.

Patricia R. Ohnell expressly disclaims beneficial ownership of the shares of Common Stock of the Issuer owned by Ernst Ohnell.

(b) Ernst Ohnell has the sole power to vote, and the sole power to dispose of, 112,700 shares of the Common Stock of the Issuer. Ernst Ohnell may be deemed to have shared power to vote, and shared power to dispose of, 19,000 shares of Common Stock of the Issuer owned by Patricia R. Ohnell. Ernst Ohnell expressly disclaims any shared power to vote or direct the vote of, or any shared power to dispose of or direct the disposition of, any of the shares of Common Stock of the Issuer owned by Patricia R. Ohnell.

Patricia R. Ohnell has the sole power to vote, and the sole power to dispose of, 19,000 shares of the Common Stock of the Issuer. Patricia R. Ohnell may be deemed to have shared power to vote, and shared power to dispose of, 112,700 shares of Common Stock of the Issuer owned by Ernst Ohnell. Patricia R. Ohnell expressly disclaims any shared power to vote or direct the vote of, or any shared power to dispose of or direct the disposition of, any of the shares of Common Stock of the Issuer owned by Ernst Ohnell.

(c) Ernst Ohnell has purchased 17,000 shares of Common Stock of the Issuer within the past 60 days as shown below. All transactions were effected on the NASDAQ in ordinary brokerage transactions using personal funds.

Date	Number of Shares	Price Per Share	Total
10/6/99	5,000	$10.125	$50,927.75
11/3099	12,000	$10.125	$122,222.75
Total	19,000		$ 173,150.50

Patricia R. Ohnell has purchased 9,000 shares of Common Stock of the Issuer within the past 60 days as shown below. All transactions were effected on the NASDAQ in ordinary brokerage transactions using personal funds.

Date	Number of Shares	Price Per Share	Total
9/30/99	6,000	$10.125	$61,112.75
11/9/99	3,000	$10.1875	$30,557.75
Total	9,000		$ 91,670.50

(d) Not Applicable

(e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Ernst Ohnell and Patricia Ohnell are husband and wife and reside at the same location. Each of Ernst Ohnell and Patricia R. Ohnell expressly disclaims membership in any "group" Neither Ernst Ohnell nor Patricia R. Ohnell is a party to any contracts, arrangements, understandings (or any relationships other than the foregoing) with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date December 9, 1999

Signature: ERNST OHNELL

Name/Title Ernst Ohnell

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 9, 1999

Signature: PATRICIA R. OHNELL

Name/Title: Patricia R. Ohnell

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)